EXHIBIT 99.1

mCloud Integrates with Google Cloud to Accelerate Revenue Growth and Maximize Cost Efficiency

Key highlights of new go-to-market

  Company integration and new efficiencies expected to generate cost structure improvements of greater than 25% beginning in Q4 2022 compared year-over-year with Q4 2021
  mCloud exits low-margin Technical Project Services business and retires low-value legacy connected assets and workers in Q3 2022
  AssetCare™ fully migrates to the Google Cloud Platform, retaining support for other cloud services in regions not yet supported by Google Cloud

Update on funding initiatives

  Reaches agreement to close US$12.5 million with consortium of strategic investors based in Saudi Arabia supporting the growth of Company's sustainability applications on Google Cloud, aligned with Saudi Vision 2030
  Company continues to await regulatory approval in connection with previously announced preferred share offering and reaffirms plans to repay in full the outstanding principal and interest on outstanding unsecured convertible debentures

SAN FRANCISCO, Nov. 1, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a provider of cloud technology solutions optimizing the performance, reliability, and sustainability of energy-intensive assets today announced it has implemented a new go-to-market plan on the back of its recent announcement it had entered a strategic partnership with Google Cloud.

As announced on October 27, 2022, this strategic partnership closely integrates and aligns the Company with Google Cloud to jointly co-market, co-sell, and deliver AssetCare sustainability solutions to customers worldwide, starting with specific customers already working with both companies globally and in the United States, Canada, UK and Europe, Saudi Arabia, Malaysia, and Japan. These activities will widen the AssetCare business and expand mCloud's customer base.

As a result of this integration, mCloud expects it will benefit from greater than 25% improvements to its cost structure beginning in calendar Q4 2022 and fully in place by end of Q1 2023. These optimizations include an approximate 25% reduction in headcount already implemented in Q3 2022, aligned with the Company's exit from its Technical Project Services business (see below), along with sustained improvements to costs associated with sales and marketing and research and development as these align with Google Cloud.

Go-to-Market Plan Specifics with Google Cloud

  Account-based sales with Google Cloud: mCloud has already taken action to collaborate and coordinate with Google Cloud to define and kick-off joint sales with key accounts globally. These joint sales activities are focused near-term on annual recurring revenue ("ARR") growth through the close of immediate AssetCare opportunities, complemented by longer-term account plans that increase account ARR through mutual up-sell and cross-sell of AssetCare and Google services.
  Exit from Technical Project Services: With joint mCloud-Google Cloud sales activities now underway, the Company decided in Q3 2022 to fully exit its Technical Project Services business in favor of focusing the Company's resources on higher-margin AssetCare growth. The renewed focus on AssetCare sales and delivery enables mCloud to leverage the continued customer access it achieved through its Technical Project Services business in western Canada. These customers are now among the key accounts being jointly targeted by mCloud and Google Cloud. The Company reduced headcount primarily in the areas of direct delivery of professional services, retaining the data and expertise from this business, which remains invaluable in the development and delivery of AssetCare worldwide.
  Retirement of low-value legacy connected assets and workers: As the Company integrates AssetCare with Google Cloud, the Company has also elected not to continue delivering or pursuing the renewal of numerous assets and workers contracted early in mCloud's history. Most of these connected assets and workers are from disparate small-box retail facilities that would not see any direct benefit from the transition to Google Cloud and relied on legacy infrastructure that will be made obsolete with AssetCare on the Google Cloud Platform. Growth from sales jointly with Google Cloud is expected to rapidly make up and exceed the minor recurring value of these connections.
  Migration and integration of AssetCare technologies with Google Cloud: Technology development activities to move AssetCare to Google Cloud are already underway. For customer applications such as AssetCare connected worker capabilities using Agnity communications capabilities, the move to Google Cloud will mean faster deployment, streamlined onboarding by way of eliminating legacy dependencies on virtual machines no longer required on Google Cloud, and a more powerful, more precise, and more robust user experience via AssetCare capabilities in the field.
  Auto dealerships focus in North America: mCloud and Google Cloud are also jointly pursuing the digital transformation of auto dealerships, aligned with mCloud's focus on delivering electric vehicle (EV) charging optimization capabilities at these facilities. Google offers unique workplace solutions for auto dealerships that translate into an even more compelling AssetCare value proposition for auto dealerships looking to digitalize their operations.

Announced on May 5, 2022, mCloud has worked with Carbon Royalty Corp throughout this calendar year to advance this growth focus. Carbon Royalty Corp has provided mCloud with the working capital to implement AssetCare at auto dealerships, including the purchase of required permit applications, hardware, and the support needed to develop carbon credits and foster the generation of carbon offsets. With the Google Cloud partnership now in place, mCloud has approached Carbon Royalty Corp with the possibility of potentially restructuring the original agreement while Carbon Royalty Corp continues to operate and manage the carbon credits and all other offsets jointly generated by mCloud and Google Cloud.

While no agreement has yet been reached and there is no guarantee such an agreement will be achieved, mCloud and Carbon Royalty Corp are working toward a mutually beneficial arrangement where mCloud returns the deployed capital used in customer deployment, permitting, and solution development, evolving the relationship to one focused around leveraging Carbon Royalty Corp's expertise to manage and develop carbon credits and carbon offsets across all joint mCloud and Google Cloud activities, tracked through AssetCare for a fixed royalty rate.

mCloud President and CEO Russ McMeekin offered additional commentary on the plan:

"The nature of our strategic partnership and integration with Google Cloud includes mechanisms for contracting via Google Cloud as the contracting entity to end customers. As a result, the details of customer contracts must remain confidential in accordance with Google Cloud policies. As announced earlier this week, we are moving very quickly to join forces with Google Cloud in co-selling AssetCare worldwide to drive ARR growth. mCloud and Google Cloud together is truly a sum greater than its parts."

Announcement of Common Share Offering with Strategic Investors

mCloud also announced today it has entered into securities purchase agreements with a consortium of strategic investors, largely industrial organizations based in Saudi Arabia aligned with Saudi Vision 2030, for the purposes of completing a non-brokered common share financing for gross proceeds of up to USD$12,500,000 (the "Offering"). These organizations are closely aligned with mCloud's customers and expansion plans in the Kingdom of Saudi Arabia. mCloud plans to take advantage of these relationships to pursue opportunities such as the adoption of AssetCare connected worker capabilities paired with Google's Natural Language AI in collaboration with these organizations.

Under the terms of the Offering, the Company intends to issue up to 10,964,913 common shares at a price of USD$1.14 per share.

Subject to receipt of all required approvals, including the approval of the TSX Venture Exchange (the "TSXV"), the Offering is expected to be completed within the next several days. The Company expects to use the net proceeds of the Offering to accelerate the deployment of the Company's sustainability and decarbonization capabilities on Google Cloud.

The securities issued under the Offering will be subject to a four-month hold period in accordance with applicable securities legislation.

Update on Repayment of Convertible Debentures

Today, the Company also provided an update on the planned repayment of its outstanding unsecured convertible debentures (the "Debentures"). mCloud continues to await approval of its F-1 registration statement filed with the SEC in connection with the preferred share offering (the "Offering") previously announced on May 16, 2022. The Company reaffirmed its plans to repay in full the outstanding principal and accrued interest under the Debentures upon completion of the Offering.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy-intensive assets with cloud-based solutions that curb energy waste, maximize energy production, eliminate harmful emissions, and get the most out of critical energy infrastructure. Through mCloud's portfolio of AssetCare™ solutions, mCloud enables asset owners and operators in energy- and asset-intensive industries such as oil and gas, wind, and commercial facilities to use cloud-based digital twins, AI, and analytics to optimize asset performance, reliability, and sustainability. mCloud has a worldwide presence with offices in North America, Europe, the Middle East, and Asia-Pacific.  The company's common shares trade in the United States on Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. Visit mcloudcorp.com to learn more.

Forward-Looking Information and Statements
This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to expected improvements to the Company's cost structure, its integration plans with Google Cloud, the expected impact of retiring legacy connected assets and workers, the completion of the proposed Offering and the receipt of the approval of the TSXV for the Offering, and the Company's planned repayment of the Debentures under the Offering.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

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%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 16:01e 01-NOV-22